UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Erroneous Filing of Prospectus Supplement

K Wave Media Ltd. (the “Company”) hereby informs shareholders and the investing public that on August 3, 2026, a prospectus supplement (the “Prospectus Supplement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, relating to an at-the-market offering of up to $5,058,329 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), pursuant the Company’s registration statement on Form F-3 (File No. 333-297167).

The Company hereby announces that the Prospectus Supplement was filed in error, and no Equity Distribution Agreement has been entered into by the Company and D. Boral Capital LLC at this time. The at-the-market offering described in the Prospectus Supplement is not proceeding, and no sales of Ordinary Shares have been or will be made pursuant to the Prospectus Supplement or the Sales Agreement. The Prospectus Supplement should be disregarded in its entirety, and investors should not rely on the information contained therein for any purpose.

The Company intends to file a supplement to the Prospectus Supplement to formally terminate the offering described therein. Until such time as the Company files a further prospectus supplement or makes a further public announcement regarding any at-the-market offering, no offering of Ordinary Shares under the Prospectus Supplement is authorized or being conducted.

Cautionary Note

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the Company’s intention to file a supplement to the Prospectus Supplement and the status of the offering described therein. These forward-looking statements are based on current expectations and are subject to risks, uncertainties and assumptions. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-297167) of K Wave Media Ltd. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: August 4, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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